

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Wayne Wilson
Chief Financial Officer
MALIBU BOATS, INC.
5075 Kimberly Way
Loudon, TN 37774

> **Re: MALIBU BOATS, INC.**
> **Form 10-K for the Year Ended June 30, 2020**
> **Filed August 31, 2020**
> **File No. 001-36290**

Dear Mr. Wilson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing